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------                                     U.S. SECURITIES AND EXCHANGE COMMISSION                    ------------------------------
FORM 4                                             WASHINGTON, D.C. 20549                                      OMB APPROVAL
------                                                                                                ------------------------------
                                         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 OMB Number:          3235-0287
[ ] Check this box if no                                                                              Expires:     December 31, 2001
    longer subject to                  Filed pursuant to Section 16(a) of the Securities              Estimated average burden
    Section 16. Form 4                     Exchange Act of 1934, Section 17(a) of the                 hours per response........0.5.
    or Form 5 obligations                  Public Utility Holding Company Act of 1935                 ------------------------------
    may continue. See                      or Section 30(f) of the Investment Company
    Instruction 1(b).                                    Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Savoy         William            D.                  InfoSpace, Inc. (INSP)                 to Issuer (check all applicable)
--------------------------------------------   ----------------------------------------------    X  Director          10% Owner
    (Last)        (First)         (Middle)     3. IRS or Social Security  4. Statement for      ----              ---
    Vulcan Ventures Inc.,                         Number of Reporting        Month/Year             Officer           Other (specify
    110 110th Ave. NE, Suite 415                  Person (Voluntary)                            ----              --- below)
--------------------------------------------                              -------------------   (give title below)
                  (Street)                                                5. If Amendment,
    Bellevue         WA             98004                                    Date of Original   ------------------------------------
--------------------------------------------                                 (Month/Year)
    (City)        (State)           (Zip)                                    October 2000    7. Individual or Joint/Group Filing
                                                                          -------------------   (check applicable line)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More Than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                     action      action       or Disposed of (D)          Securities          Form:         Indirect
                                   Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                               (Instr. 8)                               Owned at            (D) or        Ownership
                                  (Month/                                               End of Month        Indirect      (Instr. 4)
                                   Day/   ---------------------------------------       (Instr. 3 and 4)    (I)
                                   Year)  Code    V      Amount   (A) or    Price                           (Instr. 4)
                                                                  (D)
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    Common Stock                10/12/2000  A          21,698,778    A         (1)      21,698,778          (1)(2)        (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.       Page 1 of 2 (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (3/99)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D) (Instr.   Year)                                 ity
                             Security                            3, 4, and 5)                                           (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Employee Stock Option                                                                            Common
(right to buy)              $32.01      10/12/2000   A        45,500            (3)   10/14/05   Stock    45,500          (4)
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                                                                                                 Common
Director Stock Grant        $17.6250    10/12/2000   A        20,000            (5)   10/12/10   Stock    20,000          (6)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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   45,500                     D
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   20,000                     D
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Explanation of Responses:

(1)  Received 1.82 of InfoSpace, Inc. shares in exchange for each share of common stock of Go2Net in connection with the Agreement and Plan of Reorganization dated July 26, 2000 by and among InfoSpace, Inc. and Go2Net, Inc. effective 10/12/2000 (the
     "Reorganization Agreement").

(2)  Owned directly by Vulcan Ventures, Incorporated ("VVI") and indirectly by Paul G. Allen, the sole shareholder of VVI.
     Mr. Savoy is an advisor of VVI and a director of InfoSpace, Inc. Mr. Savoy disclaims beneficial ownership of the shares held by VVI, except to the extent of his pecuniary interest therein.

(3)  The option vested 25% on 10/14/00 and then vests in quarterly installments (6.25%) for 12 quarters.

(4)  Received in exchange for an employee stock option to purchase 25,000 shares of Go2Net, Inc. common stock for $58.25 per share in connection with the Reorganization Agreement.

(5)  The option vests 100% on 12/12/2001, in the event that Mr. Savoy is still serving on the Board of Directors as of that date.

(6)  Received as a non-employee director grant of non-qualified stock options.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually                       /s/ WILLIAM D. SAVOY            1/11/01
        signed.  If space is insufficient, see Instruction 6 for                            ------------------------------- -------
        procedure.                                                                          **Signature of Reporting Person   Date
                                                                                              William D. Savoy
Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form                                                           Page 2
displays a currently valid OMB Number.                                                                              SEC 1474 (3/99)
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